UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):  _____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
( Incorporated in Bermuda with limited liability )
(Stock Code: 1045)
ANNOUNCEMENT PURSUANT TO RULE 13.18 OF THE LISTING RULES
This announcement is made pursuant to Rule 13.18 of the Listing Rules with respect to the Facility Letter entered into by APT Satellite as borrower and the Company as guarantor.
This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
LOAN FACILITY
On 29 June 2009, APT Satellite Company Limited (“APT Satellite”), a wholly owned subsidiary of APT Satellite Holdings Limited (the “Company”), as borrower and the Company as guarantor entered into a Facility Letter (the “Facility Letter”) with Bank of China (Hong Kong) Limited (the “Lender”) in respect of general banking facilities including a term loan facility in the maximum principal amount of US$50,000,000 (the “Facility”). The Facility matures in 3 years from the date of first drawdown. The Facility shall be applied to finance the termination of the Lease Agreement of APSTAR-IIR as announced on 1 June 2009 by the Company together with the relevant transponder and working capital requirements of APT Satellite.
SPECIFIC PERFORMANCE OBLIGATION OF CSAC
The Facility Letter contains specific performance obligation requiring China Aerospace Science & Technology Corporation (“CSAC”) shall at all times (directly or indirectly through its subsidiary or associate companies) maintain not less than 30% shareholdings of the Company. As disclosed in the announcement of the Company dated 16 April 2009, the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China has approved the merger of China Satellite Communications Corporation into CASC as a wholly-owned subsidiary of CASC (the “Merger”). Upon completion of the Merger, CASC will become a controlling shareholder of the Company.
IMPACT OF BREACH OF SPECIFIC PERFORMANE OBLIGATION
A breach of the above specific performance obligation constitutes an event of default under the Facility Letter. Such default permits the Lender to cancel the Facility and demand for immediate payment of the outstanding indebtedness thereunder.
In accordance with the requirements under Rule 13.21 of the Listing Rules, disclosure will be included in the annual and interim reports of the Company for so long as the above specific performance obligation continues to exist.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 29 June 2009

The directors of the Company as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 29, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President